SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

A record of over 450,000 tickets were sold to 99 destinations in 24 hours

São Paulo, December 2, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL Airlines” or “GOL”) (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, last Friday November 29, 2019, recorded its highest historical sales for a Black Friday campaign.  Over R$120 million in sales were recorded in 24 hours, totaling over 450,000 tickets for travel during the December 2019 to June 2020 period. The most popular destinations were São Paulo, Rio de Janeiro, Brasilia, Recife and Salvador.

GOL’s Black Friday sales, on the first day of promotions, jumped 38% over Black Friday 2018, and ticket volumes increased 51% year-over-year. The average fare was below R$265 and over 165,000 tickets were sold at fares below R$150.  In total, over 3 million seats were included in the promotion that will end on the morning of Monday, December 2, 2019.

“These great sales results demonstrate our commitment to offer the best product and service experience for our Customers, as well as the lowest cost in the market. It also highlights the strength of the Brazilian economy,” says Eduardo Bernardes, GOL’s Vice President of Sales and Marketing.

Around 4 million unique visitors accessed GOL’s digital channels on Black Friday 2019, representing a 35% growth over 2018.  Over 28% of Black Friday sales were made through GOL’s smartphone app.

“Since its founding in 2001, GOL has invested over R$1.5 billion in its e-commerce platform, making it one of the largest players in Brazilian e-commerce. Today we are among the five largest in the market,” added Bernardes.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

GOL Media Relations
Becky Nye, Montieth & Company

bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 99 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.